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                             May 7, 2024

       Tse Meng Ng
       Chief Executive Officer
       RF Acquisition Corp II
       111 Somerset, #05-07
       Singapore, 238164

                                                        Re: RF Acquisition Corp
II
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed April 15,
2024
                                                            File No. 333-277810

       Dear Tse Meng Ng:

                                                        We have reviewed your
amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 7, 2024 letter.

       Amendment No. 1 to Registration Statement on Form S-1 filed April 15,
2024

       General

   1. We note that section 54 of the amended and restated memorandum and articles of association (Exhibit
3.2) and section 7.3 of the rights agreement (Exhibit 4.4) include exclusive forum
provisions. Please add risk factor disclosure to address your exclusive forum provisions or
advise us as appropriate.
 Tse Meng Ng
RF Acquisition Corp II
May 7, 2024
Page 2

       Please contact Eric McPhee at 202-551-3693 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact
Ronald (Ron) E. Alper at 202-551-3329 or David Link at 202-551-3356 with any other questions.



                                                         Sincerely,
FirstName LastNameTse Meng Ng
                                                         Division of
Corporation Finance
Comapany NameRF Acquisition Corp II
                                                         Office of Real Estate
& Construction
May 7, 2024 Page 2
cc:       Michael J. Blankenship
FirstName LastName